SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Identiv, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45170X205
(CUSIP Number)

Bleichroeder LP
1345 Avenue of the Americas, 47th Floor,
New York, New York 10105
(212) 698-3101

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  🗹

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45170X205	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON Bleichroeder LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,079,713
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 5,079,713
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,079,713
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 45170X205	Page 3 of 5 Pages
1	NAME OF REPORTING PERSON Bleichroeder Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,079,713
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 5,079,713
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,079,713
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Item 1. Security and the Issuer

This Amendment No. 2 (this “Amendment”) amends Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on May 8, 2023, as amended by Amendment No. 1 filed with the SEC on October 21, 2023 and this Amendment (the “Schedule 13D”), with respect to the Common Stock, $0.001 par value (the “Shares”), of Identiv, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is hereby amended to include the following:

On April 2, 2024, the Issuer entered into a Stock and Asset Purchase Agreement (the “Purchase Agreement”) with Hawk Acquisition, Inc., a Delaware corporation (“Buyer”), providing for purchase certain equity interests and assets from the Issuer on the terms and subject to the conditions set forth therein (the “Transaction”).

On April 2, 2024, Bleichroeder and certain funds and managed accounts managed by Bleichroeder (collectively, the “Voting Agreement Parties”) entered into a Voting and Support Agreement (a copy of which is attached as Exhibit 4 hereto) (the “Voting Agreement”) with Buyer pursuant to which the Voting Agreement Parties agreed, among other things, to (a) appear at any meeting of the stockholders of the Issuer called to vote upon the Transaction or otherwise cause the Shares and shares of Preferred Stock beneficially owned held by the Voting Agreement Parties as of such date (such number of shares, the “Covered Shares”) to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted) all of such Covered Shares (i) in favor of Transaction, (ii) against any action or agreement that would reasonably be expected to result in a breach by the Issuer of Purchase Agreement; (iv) against any action, proposal, transaction or agreement that would reasonably be expected to prevent, impede, frustrate, interfere with, postpone, materially delay or adversely affect the consummation of the Transaction or the fulfillment of Buyer’s or the Issuer’s conditions under the Purchase Agreement; and (v) against any Seller Takeover Proposal (as such term is defined in the Purchase Agreement), provided that, in each case, (A) the Voting Agreement Parties shall not be required to vote in favor of the Transaction if (x) in response to a Seller Superior Proposal (as such term is defined in the Purchase Agreement) received by the Issuer’s board of directors, a Seller Adverse Recommendation Change (as such term is defined in the Purchase Agreement) is made and not withdrawn prior to the such meeting and (y) such meeting occurs as contemplated by Section 6.4 of the Purchase Agreement for the purpose of voting on the Transaction and (B) the Purchase Agreement shall not have been amended or modified without the Voting Agreement Parties’ consent to reduce the cash consideration payable to the Issuer or otherwise amend the material terms of the Purchase Agreement in a manner that is materially adverse to the stockholders of the Issuer.

The Voting Agreement will terminate upon the earlier of (i) the conclusion of the meeting of the stockholders of the Issuer called to vote upon the Transaction at which a vote upon the Transaction has occurred and the Covered Shares have been voted as specified in accordance with the terms of the Voting Agreement, (ii) the termination of the Purchase Agreement in accordance with its terms and (iii) the date on which Buyer and the Voting Agreement Parties agree in writing to terminate the Voting Agreement.

The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to the Voting Agreement included as Exhibit 4 to this Amendment No. 2, which is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.
Item 5 (a)-(b) is hereby amended and restated as follows:
(a)   As of the date of this Amendment, the Reporting Persons beneficially own 5,079,713 Shares, representing 19.9% of the outstanding Shares (including Shares presently issuable upon the conversion of Preferred Stock). If there was no 19.9% limit on the conversion of the Preferred Stock, the Reporting Persons would be deemed to be the beneficial owners of 9,531,795 shares of Shares (including approximately 6,647,300 Shares that would be issuable upon conversion of the Preferred Stock as of December 31, 2023), representing 31.8% of the outstanding Shares.
(b)   The Reporting Persons have sole voting and dispositive power over 5,079,713 Shares.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended to include the following:
(a)   The disclosure under Item 4 of this Amendment is incorporated herein by reference.
(b)   Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.   Material to be filed as Exhibits.
Exhibit 4 Voting Agreement

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2024	BLEICHROEDER LP

	By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Chairman and CO-CEO

BLEICHROEDER HOLDINGS LLC

	By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Chairman and CO-CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 4

VOTING AND SUPPORT AGREEMENT
This VOTING AND SUPPORT AGREEMENT, dated as of April 2, 2024 (this “Agreement”), is entered into by and between Hawk Acquisition, Inc., a Delaware corporation (“Buyer”) and each of the entities set forth on Schedule A (each such Person, together with any Persons added to Schedule A after the date hereof in accordance with Section 4.1(b), individually a “Stockholder”, collectively the “Stockholders”).
RECITALS
WHEREAS, Buyer and Identiv, Inc., a Delaware corporation (“Seller”, together with its direct and indirect Subsidiaries, the “Company”), are, concurrently with the execution and delivery of this Agreement, entering into a Stock and Asset Purchase Agreement (as from time to time further amended, modified, supplemented or restated, the “Purchase Agreement”), pursuant to which Buyer has agreed to purchase from the Company the Purchased Equity Interests and the Purchased Assets on the terms and subject to the conditions set forth therein (the “Transaction”);

WHEREAS, as of the date hereof, each Stockholder holds and is entitled to vote (or direct the voting of) the number of shares of common stock, par value $.001 per share, of Seller (“Common Stock”) and Series B non-voting convertible preferred stock (on an as-converted basis in accordance with the Certificate of Designation (as defined below)), par value $.001 per share, of Seller (“Preferred Stock”) set forth opposite its name on Schedule A hereto (such Common Stock and Preferred Stock held by the Stockholders the “Current Shares”, and the Current Shares together with any other shares of Common Stock and Preferred Stock acquired or received by the Stockholders after the date hereof and during the term of this Agreement being collectively referred to herein as the “Covered Shares”).

WHEREAS, as a condition to Buyer’s willingness to enter into and perform its obligations under the Purchase Agreement, Buyer has required that each Stockholder agree, and each Stockholder is willing to agree, to enter into this Agreement; and

WHEREAS, capitalized terms used but not defined herein have the respective meanings ascribed thereto in the Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing and the premises, representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

ARTICLE I
VOTING
1.1   Agreement to Vote. Each Stockholder hereby agrees, from and after the date hereof and until the date on which this Agreement is terminated pursuant to Section 5.1 hereof, at any meeting of the stockholders of the Company (the “Stockholders Meeting”), however called, including any adjournment, recess or postponement thereof or, if applicable, by written consent, to, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto:
   (i) appear (in person or by proxy) at each such meeting or otherwise cause all of the Covered Shares to be counted as present thereat for purposes of calculating a quorum; and
   (ii) vote (or cause to be voted), in person or by proxy, all of the Covered Shares: (i) in favor of the Transaction, (ii) in favor of the approval of any proposal to adjourn or postpone any Stockholders Meeting to a later date if there are not sufficient votes for adoption of the Purchase Agreement on the date on which such meeting is held; (iii) against any action or agreement that would reasonably be expected to result in a breach of or failure to perform any material covenant, representation or warranty or any other obligation or agreement of the Company or Seller contained in the Purchase Agreement; (iv) against any action, proposal, transaction or agreement that would reasonably be expected to prevent, impede, frustrate, interfere with, postpone, materially delay or adversely affect the consummation of the Transaction or the fulfillment of Buyer’s or Seller’s conditions under the Purchase Agreement and the Ancillary Documents, any of the other transactions contemplated by the Purchase Agreement or change in any manner the voting rights of any class of shares of Seller (including any amendments to Seller’s certificate of incorporation or bylaws); and (v) against any Seller Takeover Proposal; provided, that, in each case, (A) the Stockholders shall not be required to vote in favor of the Transaction at any Stockholders Meeting if, and only if, (x) in response to a Seller Superior Proposal received by the Seller Board, a Seller Adverse Recommendation Change is made after the date of this Agreement and not withdrawn prior to the Stockholders Meeting in accordance with Section 6.2 of the Purchase Agreement and (y) the Stockholders Meeting occurs as contemplated by Section 6.4 of the Purchase Agreement for the purpose of voting on the Transaction and (B) the Purchase Agreement shall not have been amended or modified without such Stockholder’s consent in a manner that reduces the cash consideration payable to Seller or otherwise amends the material terms of the Purchase Agreement in a manner that is materially adverse to the stockholders of Seller.
1.2   Proxy. Each Stockholder hereby grants to Buyer (and any designee of Buyer) a proxy (and appoints Buyer or any such designee of Buyer as its attorney in fact) to vote the Covered Shares in the manner indicated in Section 1.1 (which proxy and appointment shall be limited solely to the matters set forth in Section 1.1) (the “Proxy Grant”). This proxy and appointment (i) is irrevocable, (ii) is coupled with an interest and (iii) constitutes, among other things, an inducement for Buyer to enter into the Purchase Agreement. This proxy and appointment shall continue in force until it expires, automatically and without further action by the parties, upon termination of this Agreement. This proxy and appointment will survive the death or other incapacity of each Stockholder. Each Stockholder shall also, at Buyer’s expense, take such further action or execute such other instruments as may be reasonably requested by Buyer to carry out and effectuate the intent of this Voting Agreement and this proxy and appointment.
1.3   Each Stockholder hereby hereby revokes any and all prior proxies or powers of attorney given by each Stockholder with respect to the voting of the Covered Shares inconsistent with the terms of this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER
Each Stockholder hereby represents and warrants to Buyer, jointly and severally, as follows:
2.1   Power; Due Authorization; Binding Agreement. Each Stockholder has the requisite power, authority and legal capacity to enter into, execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by each Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate, partnership or other applicable action on the part of each Stockholder, and no other proceedings on the part of each Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each Stockholder and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of each Stockholder, enforceable against each Stockholder in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar requirements of Law, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
2.2   Ownership. As of the date hereof, each Stockholder holds of record and owns beneficially all of the Current Shares free and clear of all Encumbrances, subscriptions, options, warrants, calls, proxies, commitments, restrictions and Contracts of any kind other than pursuant to applicable securities Laws, the terms of this Agreement and the Seller’s certificate of incorporation (including the Certificate of Designation) or customary Liens pursuant to the terms of any custody or similar agreement applicable to Covered Shares held in brokerage accounts. As of the date hereof, the Current Shares represent all of the capital stock of the Company owned of record or beneficially by each Stockholder and, other than the Current Shares, each Stockholder does not directly or indirectly hold or exercise control over any options, warrants or other rights or awards to purchase shares of Company Common Stock or other voting capital stock or securities of the Company or any other securities convertible into or exercisable or exchangeable for shares of Company Common Stock or other voting capital stock or securities of the Company. Each Stockholder has and will have at all times through the Closing sufficient rights and powers over voting and disposition with respect to the matters set forth in Article I, and to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Covered Shares, with no other limitations, qualifications or restrictions on such rights, in each case, subject to applicable securities Laws, the terms of this Agreement and the Seller’s certificate of incorporation (including the Certificate of Designation). The Current Shares are, as of the date hereof, held directly by the Stockholders as indicated on Schedule A.
2.3   Noncontravention. No authorization, consent, permit, action or approval of, or filing with, or notification to, any Governmental Authority is necessary, under applicable Law, for the consummation by each Stockholder of the transactions contemplated by this Agreement other than (i) any filings required under applicable Laws (including any filing required under Section 13 or Section 16 under the Exchange Act), or (ii) as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the performance of each Stockholder of its obligations under this Agreement. The execution and delivery and the performance of the terms by each Stockholder of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement will not (a) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or to the loss of a benefit under, any Contract to which each Stockholder is a party or is subject, (b) result in the creation of an Encumbrance on any of the Covered Shares, or (c) conflict with or violate any Laws applicable to each Stockholder, other than violations that would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the performance of each Stockholder of its obligations under this Agreement.
2.4   No Inconsistent Agreements. Each Stockholder hereby represents, warrants, covenants and agrees that, except for this Agreement, it (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Covered Shares, (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Covered Shares and (c) has not entered into any agreement or knowingly taken any action (and shall not enter into any agreement or knowingly take any action) that would make any representation or warranty of each Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing each Stockholder from performing any of his obligations under this Agreement.
2.5   Reliance. Each Stockholder understands and acknowledges that Buyer is entering into the Purchase Agreement in reliance upon each Stockholder’s execution, delivery and performance of this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents to each Stockholder as follows:
3.1   Organization; Authorization; Validity of Agreement. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has the right and all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. The person executing this Agreement on behalf of Buyer has full power and authority to execute and deliver this Agreement on behalf of Buyer and to thereby bind Buyer. This Agreement has been duly and validly executed and delivered by Buyer and, assuming due and valid authorization, execution and delivery hereof by each Stockholder, constitutes the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
3.2   Noncontravention. No authorization, consent, permit, action or approval of, or filing with, or notification to, any Governmental Authority is necessary, under applicable Law, for the consummation by Buyer of the transactions contemplated by this Agreement other than (i) any filings required under applicable Laws or (ii) as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the performance of Buyer of its obligations under this Agreement. The execution and delivery and the performance of the terms by Buyer of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement will not (a) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or to the loss of a benefit under, any Contract to which Buyer is a party or is subject, (b) conflict with or violate any Laws applicable to Buyer, other than violations that would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the performance of Buyer of its obligations under this Agreement.

ARTICLE IV
OTHER COVENANTS
Each Stockholder hereby covenants to Buyer, jointly and severally, as follows:
4.1   Stock Dividends, etc..
   (a) In case of a stock dividend or distribution, or any change in shares of Common Stock and/or Preferred Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion or exchange of shares or the like, for all purposes under this Agreement, the term “Covered Shares” shall be deemed to refer to and include the Covered Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Covered Shares may be changed or exchanged or that are received in such transaction, including, for the avoidance of doubt, any shares of Common Stock that each Stockholder receives by converting its shares of Preferred Stock or as a result of the in-kind dividend payment associated with its shares of Preferred Stock, in each case, in accordance with that certain Certificate of Designation of Preferences, Rights and Limitations of Preferred Stock, dated as of December 21, 2017 (the “Certificate of Designation”).
   (b) Each Stockholder shall, while this Agreement is in effect, notify Buyer promptly in writing by providing an updated version of Schedule A hereto of the number of any additional shares of Common Stock and/or Preferred Stock, any additional options, warrants or rights or other awards to purchase shares of Common Stock or other voting capital stock of the Company and any other securities convertible into or exercisable or exchangeable for shares of Common Stock or other voting capital stock or securities of the Seller acquired (beneficially or of record) by each Stockholder or any Affiliate thereof, if any, after the date hereof, and (i) be deemed to, as of date of such acquisition, make the representations in Article II (with references to “as of the date hereof” in the second recital to this Agreement and Section 2.2 hereof being deemed to be replaced with a reference to the date of such acquisition), and if acquired by an Affiliate, shall promptly cause such Person to execute a joinder to this Agreement and become a “Stockholder”.
4.2   Transfers. While this Agreement is in effect, each Stockholder shall not directly or indirectly (a) grant any proxies or enter into any voting agreement, voting trust or other agreement or arrangement with respect to the voting of any Covered Shares or (b) (i) sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (including by merger or otherwise by operation of law) (collectively, a “Transfer”) or (ii) enter into any contract, option or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Covered Shares or any interest therein. Each Stockholder shall not seek or solicit any such Transfer or any such contract, option or other arrangement or understanding with respect to any Transfer, and shall promptly notify (and provide information requested by) Buyer, if it is approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.
4.3   Adverse Proceedings. While this Agreement is in effect, each Stockholder shall not: (a) take, agree or commit to take any action that would reasonably be expected to make any representation and warranty of each Stockholder contained in this Agreement inaccurate in any material respect as of any time during the term of this Agreement, or (b) fail to take reasonable action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time.
4.4   Dissenter and Appraisal Rights. Each Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenter’s rights and any similar rights relating to the Transaction or any related transaction that each Stockholder may have by virtue of, or with respect to, the Covered Shares.
4.5   No Solicitation. Each Stockholder, solely in its capacity as a stockholder of Seller will and will direct and use reasonable best efforts to cause each of its Representatives, to: (i) from and after the date hereof, immediately cease any direct or indirect solicitation, discussions or negotiations with any Persons that may be ongoing with respect to a Seller Takeover Proposal and request in writing that each such Person promptly return or destroy all confidential information furnished to such Person by or on behalf of Seller in connection with any such Seller Takeover Proposal and (ii) not, directly or indirectly through another Person, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any Inquiry (it being understood and agreed that ministerial acts that are not otherwise prohibited by Section 6.2 of the Purchase Agreement (such as answering unsolicited phone calls to notify the applicable caller of the existence of the restrictions in Section 6.2 of the Purchase Agreement) will not be deemed to “facilitate” for purposes of, or otherwise constitute a violation of, this section), (B) from and after the date hereof, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information or provide access to its properties, books or records in connection with, or that would reasonably be expected to lead to, encouraging or facilitating, a Seller Takeover Proposal or an Inquiry, except to notify such Person of the existence of the restrictions in this section, (C) approve, adopt, recommend, endorse, declare advisable, agree to or enter into, or propose to approve, adopt, recommend, endorse, declare advisable, agree to or enter into, any letter of intent, joint venture agreement, partnership agreement, term sheet, agreement in principle, merger agreement or other similar Contract with respect to a Seller Takeover Proposal or an Inquiry, or (D) grant any waiver, amendment, termination, modification or release under any standstill or confidentiality agreement. For clarity, if each Stockholder is a venture capital or private equity investor, the term “Representative” (a) shall include any general partner of the Stockholder that is still affiliated with the Stockholder, but (b) shall exclude (i) any limited partner, (ii) any general partner that is no longer affiliated with the Stockholder, and (iii) any employees or other Representatives, in each case of clauses (i) to (iii), who do not have actual knowledge of the Transaction.

ARTICLE V
MISCELLANEOUS
5.1   Termination. This Agreement shall terminate automatically, without any action on the part of any party hereto, upon the earliest to occur of (a) the conclusion of the Stockholders Meeting at which the vote contemplated in Section 1.1 of this Agreement has occurred and the Covered Shares have been voted as specified therein, (b) the date on which the Purchase Agreement is validly terminated, and (c) the date on which the parties agree in writing to terminate this Agreement. The date on which this Agreement so terminates per the preceding sentence is referred to in this Agreement as the “Termination Date”.
5.2   Further Assurances. From time to time, at the other party’s request and without further consideration, each party shall promptly execute, acknowledge and deliver any other assurances or documents or take any other actions reasonably requested by the other party, as the case may be, and necessary for the other party, as the case may be, to satisfy its obligations hereunder and consummate the transactions contemplated hereby, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated hereby.
5.3   No Ownership Interest. Except for the Proxy Grant, nothing contained in this Agreement shall be deemed to vest in Buyer any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to each Stockholder, and Buyer shall have no authority to exercise any power or authority to direct each Stockholder in the voting of any of the Covered Shares, except as otherwise provided herein.
5.4   Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement will survive the termination of this Agreement pursuant to Section 5.1; provided, however, that notwithstanding the foregoing, the parties hereto acknowledge and agree that Buyer shall be entitled to exercise all rights and remedies with respect to any breach prior to and including the Termination Date of the representations, warranties, covenants and agreements made by each Stockholder.
5.5   Expenses. Each party shall bear its own respective expenses incurred in connection with the preparation and execution of this Agreement and consummation of the transactions contemplated hereby.
5.6   Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in accordance with the following clauses (i) and (ii): (i) when transmitted by email to the parties at the following email addresses (or at such other email address for a party as shall be specified by like notice) and receipt is confirmed before 5:00 p.m. Eastern Time, the day on which such email was transmitted, or if such email is transmitted and receipt is confirmed after 5:00 p.m. Eastern Time, on the following Business Day on which such email was transmitted or (ii) on the day of delivery, if delivered by hand delivery to the parties at the following street addresses (or at such other street address for a party as shall be specified by like notice):
   (a) To the Stockholders:
   c/o Bleichroeder LP
   1345 Avenue of the Americas, 47th Floor
   New York, NY 10105
   Attn: Michael M. Kellen
   Email: Michael.kellen@bleichroederlp.com;
   ag@bleichroederlp.com;
   ops@bleichroederlp.com
   with a copy (which shall not constitute notice) to:
   Willkie Farr & Gallagher LLP
   787 Seventh Avenue
   New York, New York 10019
   Attention: Michael Brandt
   Email: mbrandt@willkie.com;
   (b) To Buyer:
   Hawk Acquisition, Inc.
   c/o Vitaprotech SAS
   1, rue du Dauphine
   69120 Vaulx-en-Velin
   France
   Attention: Eric Thord, CEO
   Email: e.thord@vitaprotech.com
   with a copy to:
   Seven2 SAS
   1 rue Paul Cézanne
   75008 Paris, France
   Attention: Henry Capelle
   Email: Henry.Capelle@seven2.eu
   with a copy (which shall not constitute notice) to:
   Weil, Gotshal & Manges LLP
   767 Fifth Avenue
   New York, New York 10153
   Attention: Alexandre Duguay and Ryan Taylor
   Email: Alexandre.Duguay@weil.com; Ryan.Taylor@weil.com
5.7   Construction. The parties acknowledge that both Buyer and Seller participated in the drafting of this Agreement and agree that any rule of law or any legal decision that may or would require interpretation of any alleged ambiguities in this Agreement against the party that drafted it has no application and is expressly waived. In the event of a conflict or inconsistency between the terms of this Agreement (including the representations, warranties and covenants provisions hereof) and the terms of any other documents delivered or required to be delivered in connection with the consummation of the transactions contemplated by this Agreement, the parties acknowledge and agree that the terms of this Agreement shall supersede such conflicting or inconsistent terms in such other documents and the terms of this Agreement shall define the rights and obligations of the parties with respect to the subject matter of such conflict or inconsistency.
5.8   Succession and Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by either party without the prior written consent of the other party. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
5.9   Entire Agreement; No Third-Party Beneficiaries. This Agreement (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the matters related herein and (b) is not intended to confer upon any Person other than the parties to this Agreement any rights or remedies.
5.10   Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 5.1, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.
5.11   Governing Law; Consent to Jurisdiction; Venue. This Agreement and all claims or causes of action (whether in contract or tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed and construed in accordance with the Laws of the State of Delaware, without giving effect to conflict-of-laws principles that would result in the application of the Laws of any other jurisdiction. Each of the parties (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware, (iv) waives any objection that it may now or hereafter have to the venue of any such Proceeding in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware or that such Proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 5.6. Each of the parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 5.6 shall be effective service of process for any Proceeding in connection with this Agreement or the transactions contemplated hereby.
5.12   Waiver of Jury Trial. EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY CLAIM OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BROUGHT BY OR AGAINST IT THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 5.12.
5.13   Waiver of Rights. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim available to such party arising out of this Agreement, or any power, right, privilege or remedy of such party under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
5.14   Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 5.14 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
5.15   Publicity. Except as otherwise required by applicable Law or rule of a national securities exchange or a Governmental Authority or to the extent required in connection with any Proceeding to enforce the terms hereof, Buyer will not make any other disclosures regarding any Stockholder in any press release or otherwise without the prior written consent of such Stockholder (not to be unreasonably withheld, conditioned or delayed).
5.16   Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of Buyer and each Stockholder.
5.17   Counterparts. This Agreement may be executed in two counterparts, both of which shall be considered one and the same agreement, and shall become effective when both counterparts have been signed by either of the parties and delivered to the other party.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be duly executed by its authorized officer as of the date first above written.

Hawk Acquistion, Inc.

By:	/s/ Eric Thord
Name: Eric Thord
Title: President